UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________
FORM 11-K
___________________________________________________
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.
   Commission file number 1-9618
___________________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NAVISTAR, INC.
RETIREMENT ACCUMULATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NAVISTAR INTERNATIONAL CORPORATION
2701 Navistar Drive
Lisle, Illinois 60532

REQUIRED INFORMATION

Navistar, Inc. is the Plan Administrator of the Navistar, Inc. Retirement Accumulation Plan (the “Plan”). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2019 and 2018, and for the year ended December 31, 2019, and the schedules as of December 31, 2019, have been prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Navistar, Inc. Retirement Accumulation Plan

By:	/s/ Samara A. Strycker
Name:	Samara A. Strycker
Title:	Senior Vice President and Corporate Controller (Principal Accounting Officer)

Dated: June 23, 2020

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
NAVISTAR, INC. RETIREMENT ACCUMULATION PLAN
DECEMBER 31, 2019 AND 2018

Grant Thornton LLP
Grant Thornton Tower
171 N Clark St Suite 200
Chicago, IL 60601

T 312.856.0200
F 312.565.4719
www.GrantThornton.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator and Plan Participants
Navistar, Inc. Retirement Accumulation Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Navistar, Inc. Retirement Accumulation Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The schedule of assets (held at end of year) as of December 31, 2019 ("supplemental information"), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan's auditor since 2006.

Chicago, Illinois
June 23, 2020

Navistar, Inc. Retirement Accumulation Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2019 and 2018

	2019	2018
Assets
Plan's interest in Master Trust, at fair value	$978,833,038	$795,390,476
Other asset	19	—
Receivables
Participant contributions	1,742,054	1,665,601
Employer contributions	21,547,842	27,936,978
Notes receivable from participants	8,140,595	7,971,386
Total receivables	31,430,491	37,573,965
NET ASSETS AVAILABLE FOR BENEFITS	$1,010,263,548	$832,964,441

The accompanying notes are an integral part of these statements.

Navistar, Inc. Retirement Accumulation Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2019

Change in Plan's interest in Master Trust (note C)	$184,395,493
Interest income on notes receivable from participants	459,360
Contributions
Participant	32,711,240
Employer Retirement	20,822,262
Employer Matching	8,477,835
Rollovers from other qualified plans	3,674,853
Total contributions	65,686,190
Benefits paid to participants	(72,925,810)
Administrative expenses	(486,008)
Increase in net assets prior to transfers	177,129,225
Transfers from other qualified plan within Master Trust, net	169,882
NET INCREASE	177,299,107
Net assets available for benefits
Beginning of year	832,964,441
End of year	$1,010,263,548

The accompanying notes are an integral part of these statements.

Navistar, Inc. Retirement Accumulation Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE A – DESCRIPTION OF THE PLAN
The following description of the Navistar, Inc. Retirement Accumulation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is sponsored by Navistar, Inc. (the “Company”), the principal operating subsidiary of Navistar International Corporation (“Navistar”), to provide savings and retirement benefits for certain eligible salaried and hourly employees of the Company and of certain affiliates participating under the Plan. The Plan was established January 1, 1996, and has subsequently been amended to maintain qualification under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986, as amended (the “IRC”) and to modify the provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Eligibility
Prior to July 1, 2009, participation in the Plan was limited to those eligible salaried employees of the Company whose initial hire date was on or after January 1, 1996 and to eligible salaried employees of certain affiliates. Effective July 1, 2009, participation includes those participants whose accounts were merged into the Plan, regardless of their initial date of hire.
Contributions and Vesting
Participant contributions may be made to the Plan on a pretax basis, a Roth basis, an after-tax basis, and/or any combination thereof. Those participants who were age 50 or older during the Plan year are permitted to contribute additional amounts on a pretax and/or Roth basis. Participant contributions may be elected at a minimum level of 1% of eligible compensation at any time. Total participant contributions cannot exceed 90% of eligible compensation. Participant contributions are limited to a prescribed IRC dollar limit; the additional contributions by participants who were age 50 or older are limited to a separate prescribed IRC dollar limit. Subject to Company approval, eligible employees are allowed to make rollover contributions to the Plan, if such contributions satisfy applicable regulations. Such employees are not required to be participants for any purpose other than their rollover account; however, no salary reduction contributions may be made until such time as such employee would otherwise become eligible to and does elect participation in the Plan. Participant salary reduction contributions and rollover contributions are fully vested immediately.
New employees are automatically enrolled in the Plan at an employee pretax contribution rate of 6% of eligible compensation.  In general, such automatic enrollment will be effective the first pay period following the hire date, unless the employee elects to participate earlier or elects to opt out of enrollment until a future date.
The Plan permits, but does not require, the Company or its affiliates to make matching and retirement contributions. Such contributions are subject to a vesting schedule based upon the participant’s length of employment, and fully vest upon completion of five years of service. For those participants who are eligible for such matching contributions, the Company currently matches 50% of the first 6% of eligible compensation deferred as combined pretax and/or Roth contributions by the participant. Additional compensation deferred by a participant who is age 50 or older is not matched by the Company. Retirement contributions are allocated to eligible participants and are calculated as a percentage of eligible compensation, based on the participant’s age.
Company match contributions must be deposited at least annually; however, effective January 1, 2019, Company match contributions changed from being deposited annually to being deposited monthly without regard to whether the employee was employed by the Company as of the last day of that month or of that Plan year. Retirement contributions are deposited into participant accounts on an annual basis, as soon as administratively practical after the close of the Plan year. A participant who has terminated employment prior to the end of the calendar year for any reason except death, involuntary termination or “retirement” as defined under the Plan, will not receive any Company retirement contributions for that year.
Participant and Company contributions are subject to the combined annual addition limitation of IRC Section 415. Such limit is monitored throughout the Plan year.
Non-vested Company matching and retirement contributions are forfeited when a participant terminates service. Such forfeitures may be used to offset future Company contributions or to pay administrative expenses of the Plan. At December 31, 2019 and 2018, forfeited non-vested accounts approximated $830,000 and $1,252,000, respectively. For the employer contributions recognized for the Plan year ended December 31, 2019, approximately $875,000 of forfeitures were used to offset Company contributions.

Navistar, Inc. Retirement Accumulation Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

Investment Options
Participants direct the investment of their account balances and future contributions. Investment options during 2019 and 2018 consisted of funds classified as registered investment companies, collective trusts or Navistar common stock.
Participant Accounts
Individual accounts are maintained for each Plan participant.  Realized gains and losses, unrealized appreciation and depreciation, and dividends and interest are allocated to participants based on their proportionate share of the funds.  Fund managers’ fees are charged to participants’ accounts as a reduction of the return earned on each investment option.  Also, participant accounts are assessed a quarterly recordkeeping fee.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their pretax, Roth, after-tax and rollover account balance or $50,000, with no more than two loans outstanding at a time. Company matching and retirement contributions are not available for loans. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from one to five years, with the exception of loans made for the purchase of a principal residence, which may be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to prime as of the date of loan origination, plus one percentage point.
Payment of Benefits
Participants may request either an in-service or hardship withdrawal of certain assets in their account. Participants may only withdraw authorized pretax and Roth salary reduction contributions after attaining age 59 ½, or on a hardship basis prior to attaining age 59 ½. Effective January 1, 2019, participants may also withdraw earnings on authorized pretax and Roth salary reduction contributions after attaining age 59 ½, or on a hardship basis prior to attaining age 59 ½. Company matching and retirement contributions and investment earnings thereon are not eligible for in-service withdrawal.
A participant’s vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability or dies. When the participant terminates employment prior to reaching normal retirement age with a vested balance of $5,000 or less, and does not elect to have the distribution paid directly to an eligible retirement plan or receive a distribution, then the balance will be rolled over to an individual retirement plan designated by the Plan administrator.
If the vested balance is more than $5,000, the participant has the option of receiving the account upon separation or deferring commencement until a later date. If the participant elects to receive a check and the check remains uncashed after 120 days, the Plan administrator will notify the participant that the check remains uncashed. Following an administrative period, if the check remains uncashed, the check will be void and the funds will be rolled over to an individual retirement plan designated by the Plan administrator. If the participant elects to defer commencement, the deferral generally cannot go beyond April 1 of the calendar year following the year in which the participant attains age 70 ½ or retires, whichever is later. At that time, the participant must begin to receive a required minimum distribution. Accounts are distributed in a single sum prior to this date, or may be distributed at this date as a lump sum or a required minimum distribution. Effective on or after August 1, 2019, accounts may also be distributed as partial lump sums for those who are not subject to a mandatory distribution, subject to rules and limits established by the plan administrator in its discretion.
Administrative Fees
Certain Plan administrative expenses are paid by the Company and are not reflected in the Plan’s financial statements. All other administrative expenses of the Plan are paid by the Plan and charged to the participants’ accounts.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The financial statements of the Plan are presented on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Navistar, Inc. Retirement Accumulation Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

New Accounting Guidance
In February 2017 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-06, Employee Benefit Plan Master Trust Reporting - a consensus of the FASB Emerging Issues Task Force, which provides updated guidance for improving employee benefit plan master trust reporting. The guidance clarifies that for each master trust in which a plan holds an interest that the plan reports its interest in each master trust and the change in value in each master trust interest on separate line items on the statement of net assets available for benefits and statement of changes in net assets available for benefits. The guidance continues to require disclosure of a master trust’s investments by general type but now additionally requires disclosing the individual plan’s dollar amount of its interest in the master trust’s investments by general type. The update also clarifies that the master trust’s other assets and liabilities and the individual plan’s interest in each of those balances should be disclosed. For a plan with a divided interest in the individual investments of a master trust the guidance eliminates the disclosure of its percentage interest in the master trust.
The guidance is effective for fiscal years beginning after December 15, 2018 with early adoption permitted. Entities are required to adopt the guidance retrospectively for all periods presented. The Plan retrospectively adopted the guidance for the Plan year ending December 31, 2019. The adoption of the guidance did not have a material impact on the financial statements and it expanded the disclosures in Note C - Interest in Master Trust.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The ASU modifies the disclosure requirements for the fair value measurements in Topic 820, including the elimination, modification to, and addition of certain disclosures. The ASU is effective for fiscal years beginning after December 15, 2019. The provisions of the ASU are not expected to have a material impact on the Plan’s financial statement disclosures.
Risks and Uncertainties
Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation
The Plan follows guidance on accounting for fair value measurements which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value. The Plan uses a three-level hierarchy of measurements based upon the reliability of observable and unobservable inputs used to arrive at fair value. Observable inputs are independent market data, while unobservable inputs reflect the Plan management’s assumptions about valuation. Depending on the inputs, the Plan classifies each fair value measurement as follows:

•	Level 1 - based upon quoted prices for identical instruments in active markets

•
Level 2 - based upon quoted prices for similar instruments, prices for identical or similar instruments in markets that are not active, or model-derived valuations all of whose significant inputs are observable, and

•	Level 3 - based upon one or more significant unobservable inputs.
The following describes the methods and significant assumptions used to estimate fair value of the Plan’s investments:
The Plan’s interest in the Navistar, Inc. Defined Contribution Plans Master Trust (“Master Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.
The investments held by the Master Trust are valued as follows:
Collective trusts: Valued at the net asset value (“NAV”) as provided by the administrator of the fund. The NAV is generally based on the fair value of the underlying assets owned by the trust, minus its liabilities, divided by the number of shares outstanding. Collective trusts that invest in assets with observable inputs that reflect quoted prices in an active market are classified as Level 1 and all other collective trusts are classified as Level 2.
Registered investment companies (mutual funds): Valued at the NAV of shares held by the plan at year end, which is obtained from an active market.
Common stock: Valued at the closing price reported on the active market on which the security is traded.
See Note C - Master Trust for the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2019 and 2018.

Navistar, Inc. Retirement Accumulation Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Income Recognition
Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Net realized and unrealized appreciation (depreciation), along with dividend income and interest income (excluding notes receivables from participants) are recorded in the accompanying statement of changes in net assets available for benefits as change in Plan's interest in Master Trust.
Participant Withdrawals
As of December 31, 2019 and 2018, there were no benefits which were due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.
Transfers
Transfers between the Plan and the Navistar, Inc. 401(k) Plan for Represented Employees (“Represented Plan”) which participates in the Master Trust occur when a participant incurs a change in job status or a job transfer to another affiliate that makes the participant ineligible to participate in their current plan and requires the transfer of their account balance to another plan within the Master Trust for which they are eligible. Net transfers to the Plan for 2019 are $169,882.

NOTE C - MASTER TRUST
Great West Trust Company, LLC (the “Trustee”) is the trustee for the Plan. All of the Plan’s investment assets are held in a trust account at the Trustee and consist of a divided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of Plan assets with the assets of another defined contribution plan sponsored by the Company and its affiliated companies for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.
The following table presents the Master Trust's net assets and the Plan's interest in the Master Trust's net assets as of December 31:

	2019		2018
	Master Trust	Plan's Interest	Master Trust	Plan's Interest
Collective trusts	$334,255,673	$280,956,266	$530,089,831	$434,317,172
Registered investment companies	796,145,453	671,231,293	386,607,808	335,351,181
Navistar common stock	34,006,264	26,645,479	33,319,137	25,680,729
Interest bearing cash	—	—	54,713	41,394
Total investments, at fair value	$1,164,407,390	$978,833,038	$950,071,489	$795,390,476
The net investment earnings of the Master Trust for the year ended December 31, 2019 are summarized below:

Net appreciation in fair value of investments	$175,533,825
Dividend and interest income	42,022,169
Other income	42,171
$217,598,165

Navistar, Inc. Retirement Accumulation Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

The following tables present the Master Trust's investments by level within the fair value hierarchy as of December 31, 2019 and 2018:

2019	Level 1	Level 2	Level 3	Total
Collective trusts	$131,077,488	$203,178,185	$—	$334,255,673
Registered investment companies	796,145,453	—	—	796,145,453
Navistar common stock	34,006,264	—	—	34,006,264
Total assets, at fair value	$961,229,205	$203,178,185	$—	$1,164,407,390

2018	Level 1	Level 2	Level 3	Total
Collective trusts	$98,689,746	$431,400,085	$—	$530,089,831
Registered investment companies	386,607,808	—	—	386,607,808
Navistar common stock	33,319,137	—	—	33,319,137
Interest bearing cash	54,713	—	—	54,713
Total assets, at fair value	$518,671,404	$431,400,085	$—	$950,071,489
The collective trusts generally provide daily redemption with written notice with the exception of the JPMCB Stable Asset Income Fund (the "JPMCB Fund") valued at $129,163,221 and $122,561,049 at December 31, 2019 and 2018, respectively, and the target date funds valued at $253,225,794 at December 31, 2018 (the target date funds are mutual funds as of December 31, 2019).
Participants can ordinarily direct the withdrawal or transfer of all or a portion of their investment in the JPMCB Fund at contract value. Certain events may limit the JPMCB Fund's ability to transact at contract value. Such events may include plan termination, bankruptcy and other events outside the normal operation of the JPMCB Fund that may cause a withdrawal which results in a negative market value adjustment. The Plan may terminate its interest in the JPMCB Fund at any time. However, requests received for complete or partial withdrawals must be given in writing not less than 30 days prior to the valuation date, upon which the withdrawal is to be effected, and such withdrawals shall be paid at the lesser of book or market value, as determined by the JPMCB Fund.
Participants are permitted to purchase or redeem investments in the target date funds on a daily basis. During 2018, when the target funds were collective trusts, redemption from the target date funds, on a Plan level, was permitted at the end of each month with 30 days written notice. Such advance notice may have been waived if mutually agreed by both Navistar, Inc. and the fund manager.

NOTE D - TAX STATUS OF THE PLAN
The Plan obtained a determination letter dated September 16, 2016, in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated, in all material respects, in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.
The Master Trust obtained a determination letter dated May 30, 2014, in which the IRS stated that the Trust, as then designed, was in compliance with the applicable requirements of the IRC.  The Master Trust has been amended since receiving the determination letter.  However, the Plan administrator believes that the Master Trust is currently designed and being operated, in all material respects, in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes related to the Master Trust is included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress.

Navistar, Inc. Retirement Accumulation Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE E - PLAN TERMINATION
Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated or contributions thereto have been completely discontinued, the rights of all participants to the amounts credited to their accounts shall be non-forfeitable and the interest of each participant in the funds will be distributed to such participant or his or her beneficiary in accordance with the Plan terms and ERISA. If the Plan is terminated, Plan participants will become fully vested in any funds allocated to them.

NOTE F - RELATED-PARTY TRANSACTIONS
Empower Retirement, an affiliate of the Trustee, is the record keeper as defined by the Master Trust and, therefore, transactions with Empower Retirement qualify as party-in-interest transactions. Also qualifying as party-in-interest transactions are transactions relating to notes receivable from participants and Navistar common stock. As of December 31, 2019 and 2018, respectively, the Master Trust held 1,175,061 and 1,283,974 shares of Navistar common stock, respectively valued at $34,006,264 and $33,319,137. Fees paid by the Plan for the investment management services are computed as a basis point reduction of the return earned on each investment option, and are included in the net losses of the Master Trust.

NOTE G – SUBSEQUENT EVENTS
Management of the Plan has evaluated subsequent events from December 31, 2019 through the date these financial statements were issued. Other than disclosed below, there were no subsequent events that require recognition or additional disclosure in these financial statements.
The SECURE Act, which was signed into law on December 20, 2019, changed the required minimum distribution age from 70 ½ to 72 for participants who turn age 70 ½ on or after January 1, 2020.
In response to the pandemic outbreak of a novel coronavirus (COVID-19), the United States Congress passed the Coronavirus Aid, Relief and Economic Security Act (CARES Act) to provide expanded access to retirement plan accounts. Effective April 23, 2020, the Plan adopted provisions under the CARES Act related to distributions, loans and deferred loan repayments for those participants who qualify under the CARES Act.
Related to the COVID-19 pandemic, the Company match contributions will be delayed until 2021, effective March 1, 2020.
As disclosed in its Form 8-K filed on January 31, 2020, on January 30, 2020 Navistar received an unsolicited proposal from TRATON SE, which is approximately 90% owned by Volkswagen AG, regarding a potential transaction to acquire all the outstanding shares of Navistar that it does not already own for $35.00 per share in cash. Consistent with its fiduciary duties, the Navistar Board of Directors, in consultation with its financial and legal advisors, is carefully reviewing and evaluating the proposal in the context of its strategic plan for Navistar in order to determine the course of action that Navistar believes is in the best interest of Navistar and its stakeholders.
On March 23, 2020, the TRATON Group issued a press release in conjunction with the release of its Annual Report indicating that the COVID-19 pandemic prevents it from providing any reliable guidance regarding business performance in 2020. As of the date hereof, the TRATON Group’s proposal has not been withdrawn. Developments arising since the date the TRATON Group’s proposal was made may impact the likelihood and terms of any transaction, including, without limitation, developments relating to the COVID-19 pandemic. There can be no assurance that any definitive, binding proposal will be made, that any agreement will be executed or that the transaction contemplated by the proposal or any other transaction will be approved or consummated. Until Navistar enters into, or declares that it will not enter into, a definitive agreement with respect to the transaction contemplated by the TRATON Group’s offer or any alternative transaction, the value of the Plan’s interest in Navistar common stock in the Master Trust may change to reflect market assumptions as to whether any transaction is likely to occur.

SUPPLEMENTAL SCHEDULE

Navistar, Inc. Retirement Accumulation Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2019

Identity of issue	Description of investment	Cost**	Current value
*Various participants	Participant loans at interest rates of 4.25% to 9.25%		$8,140,595
*     Party-in-interest
**     Cost information is not required for participant-directed investments and, therefore, is not included.